<u>FIRST AMENDMENT</u>
("**Amendmen**t")

<u>TO</u>

<u>STOCKHOLDERS' AGREEMENT DATED AUGUST 20, 1998</u>
("**Stockholders' Agreement**")

1.　　**<u>Parties:</u>**　　　The Parties to this **Amendment** are the same as those to the **Stockholders' Agreemen**t.

2.　　**<u>Definitions:</u>**.　The terms and references used herein shall have the same meanings as the terms and references in the **Stockholders' Agreement** unless specifically and expressly otherwise stated.

3.　　**<u>Restrictions on Transfers:</u>**　Sections 4.1, Section 4. 2, and Section 4.3 of Article 4 of the **Stockholders' Agreement** are deleted in their entirety.

4.　　**<u>Term:</u>**　　Section 6.1 of Article 6 of the **Stockholders' Agreement** is deleted in its entirety, and a new Section 6.1 of Article 6 is added to read in full as follows:

"The provisions of this Agreement shall continue in force and effect until the date that Investor is no longer entitled pursuant to Section 2.1 of this Agreement to a representative on the Board."

5.　　**<u>Reaffirmation of Agreement</u>**:　　The **Stockholders' Agreement** is reaffirmed as originally written, except for the provisions thereof that are affected by this　**Amendment**.

SIGNATURE PROVISIONS ON THE FOLLOWING PAGE

IN WITNESS HEREOF the **Parties** have executed this **Amendment** to be effective on and as of December __15__, 2004.

El Corte Ingles, S. A.

__/s/ Jorge Pont_____
Jorge Pont
International Division Director

Gottschalks Inc.

__/s/ James Famalette_____
James Famalette
President and CEO

__/s/ Joseph Levy_____
Joseph Levy

__/s/ Bret Levy_____
Bret Levy

ACKNOWLEDGMENT AND AGREEMENT OF SPOUSE

The undersigned spouse of Joseph Levy acknowledges that she has read the First Amendment to Stockholders' Agreement dated August 20, 1998 and agrees to be bound thereby.

                         /s/ Sharon Levy
                         Sharon Levy

ACKNOWLEDGMENT AND AGREEMENT OF SPOUSE

The undersigned spouse of Bret Levy acknowledges that she has read the First Amendment to Stockholders' Agreement dated August 20, 1998 and agrees to be bound thereby.


  /s/ Audrey Levy
Audrey Levy
